UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM SD
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Specialized Disclosure Report
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KEWAUNEE SCIENTIFIC CORPORATION
(Exact name of registrant as specified in its charter)
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Delaware	0-5286	38-0715562
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2700 West Front Street Statesville, North Carolina		28677-2927
(Address of principal executive offices)		(Zip Code)

Donald T. Gardner III; 704-873-7202
(Name and telephone number, including area code, of the person to contact in connection with this disclosure.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the disclosure period from January 1 to December 31, 2023.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Kewaunee Scientific Corporation shares the concerns of Congress and the international business community that profits from the mining of certain minerals (“3TGs,” as defined below) in the Democratic Republic of Congo or its adjoining countries may be aiding human rights abuses. The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten.

With respect to the calendar year ended December 31, 2023, we identified several of our products for which 3TGs (as defined above) may be present in and necessary to their functionality or production. Accordingly, we have developed a conflict minerals procedure, as described below, reasonably designed to identify whether the 3TGs in the Covered Products, if any, originated in the Democratic Republic of Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola) (the “Covered Countries”), or whether any of the 3TGs in the Covered Countries are from recycled or scrap sources.

On an annual basis, our product development team reviews a list of our significant vendors and identifies any vendors for which the materials we purchase may contain 3TGs. Through this process, we determined that several of our products may contain small traces of one or more 3TGs. As a result, we have established a process whereby we conduct a country-of-origin inquiry reasonably designed to determine whether 3TGs contained in or used to produce these products, if any, originated in a Covered Country or were from recycled or scrap sources.

Description of the Company’s Reasonable Country of Origin Inquiry

To determine the origin of any 3TGs, a survey was sent to all of our identified suppliers whose products may contain them. The survey inquired about the origin of their 3TGs and whether they had a written policy for conflict-free sourcing of 3TGs, among other items. Responses received from the survey indicated that any 3TGs in materials provided by our suppliers did not originate from the Covered Countries. In addition to the responses received from our suppliers, management has no reason to believe that any 3TGs in or used in the production of our Covered Products may have originated in the Covered Countries.

If at any time we discover the use of any 3TGs originating from the Covered Countries, we will take appropriate measures to discontinue use of such materials or processes.

This information is also available on our website at www.kewaunee.com, as well as the SEC’s EDGAR database at www.sec.gov.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this disclosure to be signed on its behalf by the undersigned hereunto duly authorized.

KEWAUNEE SCIENTIFIC CORPORATION (Registrant)

Date: May 3, 2024	By	/s/ Donald T. Gardner III
Donald T. Gardner III
Vice President, Finance and Chief Financial Officer